UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 9)*

Jackson Hewitt Tax Service Inc.

(Name of Issuer)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

468202 10 6

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, Suite 4400

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.    Security and Issuer.

  This statement amends the Schedule 13D, dated October 19, 2007 (the “Original Schedule 13D”), as amended by Amendment No. 1, dated November 15, 2007, Amendment No. 2, dated December 7, 2007, Amendment No. 3, dated April 15, 2008, Amendment No. 4, dated October 3, 2008, Amendment No. 5, dated October 14, 2008, Amendment No. 6, dated December 3, 2008, Amendment No. 7, dated January 13, 2009, and Amendment No. 8, dated May 12, 2009 (as amended, the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and together, with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III, Stanley P. Gold, an individual (“Mr. Gold”), Dennis A. Johnson, an individual (“Mr. Johnson”), and the General Partner, the “Reporting Persons”), with respect to Common Shares, $0.01 par value per share (“Common Shares”), of Jackson Hewitt Tax Service Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 9 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Amended Schedule 13D.

ITEM 4.    Purpose of Transaction.

  On June 24, 2009, Mr. Johnson, on behalf of Shamrock Capital Advisors, Inc., the investment manager for the Shamrock Activist Value Fund, sent the following letter to Mr. Steven Barnett, Corporate Secretary and General Counsel of the Company:

Dear Mr. Barnett,

Margaret Richardson, Chair - Board of Directors of Jackson Hewitt Tax Service Inc. (“Jackson Hewitt”), has advised Dennis Johnson, Vice President of Shamrock Partners Activist Value Fund, L.L.C., the Managing member of Shamrock Activist Value Fund GP, L.L.C., the General Partner of Shamrock Activist Value Fund, L.P. (“Shamrock Activist Value Fund”), that Jackson Hewitt has determined to: (a) include Peter Reilly as a new independent director candidate on the Jackson Hewitt slate to be elected at the 2009 Annual Meeting of Stockholders; (b) submit to a stockholder vote a Board-recommended proposal (the “Proposal”) to redeem all outstanding Rights issued under Jackson Hewitt’s Rights Agreement at its 2009 Annual Meeting of Stockholders; (c) solicit proxies in favor of the Proposal; and (d) vote all proxy cards received by Jackson Hewitt in favor of the Proposal unless such proxy card expressly indicates otherwise. As a result of the foregoing, Shamrock Activist Value Fund hereby withdraws its stockholder proposal submitted to Jackson Hewitt pursuant to rule 14a-8 of the Securities Exchange Act of 1934 and contained in our letter to you on December 3, 2008.

We are pleased that Jackson Hewitt has agreed to provide stockholders the opportunity to vote on the redemption of Jackson Hewitt’s “poison pill” that we believe improperly insulates Jackson Hewitt’s board and management from their accountability to stockholders. We believe Jackson Hewitt’s commitment to solicit in favor of its proposal to redeem its poison pill signals an ongoing commitment by Jackson Hewitt to foster the creation of long-term stockholder value through ongoing efforts to identify and implement corporate governance best practices.

We have been advised by our counsel that our withdrawal will require us to file an amendment to our Schedule 13D with the Securities and Exchange Commission disclosing withdrawal of our proposal in the coming days.

Sincerely,

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Dennis A. Johnson Vice President

ITEM 7.	Material to be Filed as Exhibits.

Joint Filing Agreement, dated December 3, 2008, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Stanley P. Gold, Dennis A. Johnson, Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C. (incorporated herein by reference to Exhibit 9 to Amendment No. 6 to the Schedule 13D relating to the Common Shares of the Company, filed December 4, 2008 by the Reporting Persons with the United States Securities and Exchange Commission)

Power of Attorney, dated December 3, 2008, appointing Dennis A. Johnson as attorney-in-fact for Stanley P. Gold (incorporated herein by reference to Exhibit 10 to Amendment No. 6 to the Schedule 13D relating to the Common Shares of the Company, filed December 4, 2008 by the Reporting Persons with the United States Securities and Exchange Commission)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2009

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

/s/ Stanley P. Gold
Stanley P. Gold

/s/ Dennis A. Johnson
Dennis A. Johnson

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Dennis A. Johnson
Name: Dennis A. Johnson
Title: Vice President